08031261

SECURIT. .ION
Washington, D.C. 20549

SEC Mail Processing Section
APR 09 2008
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number 3235-0123
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SEC FILE NUMBER
8-34602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/07** (MM/DD/YY) AND ENDING **12/31/07** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sorrento Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
4370 La Jolla Village Drive
(No. and Street)

San Diego	**CA**	**92122-1253**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M Jaffe, President **858-452-3100**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

10616 Scripps Summit Court, #100	**San Diego**	**CA**	**92131**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
APR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Robert M. Jaffe, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sorrento Associates, Inc. ("the Company") as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert M. Jaffe
Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of San Diego

Subscribed and sworn to (or affirmed) before me on this

4th day of April, 20 08, by
Date Month Year

(1) Robert M. Jaffe,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) Robert M. Jaffe,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

ANGELIKE WALLACE
Commission # 1759764
Notary Public - California
San Diego County
My Comm. Expires Jul 30, 2011

Signature Angelike Wallace
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: US Sec + Exc Comm Annual Audited Report

Document Date: 4/1/08 Number of Pages: 3

Signer(s) Other Than Named Above: N/A

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Sorrento Associates, Inc.

(SEC I.D. No. 8-34602)

Financial Statements

Years Ended December 31, 2007 and 2006

MHM
Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

Contents

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

10616 Scripps Summit Court
San Diego, California 92131
858-795-2000 ph
858-795-2001 fx
www.mhm-pc.com

Independent Auditors' Report

To the Board of Directors of
Sorrento Associates, Inc.
La Jolla, California

We have audited the accompanying statements of financial condition of **Sorrento Associates, Inc.** ("the Company"), as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **Sorrento Associates, Inc.** as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

April 3, 2008

Sorrento Associates, Inc.

Statements of Financial Condition

December 31,		2007		2006
Assets				
Current Assets				
Cash and cash equivalents	$	**666,472**	$	623,703
Marketable equity security		**41,132**		46,556
Investments in limited partnerships		**446,697**		446,840
Prepaids and other current assets		**209,302**		27,178
Deferred income taxes		**5,000**		30,000
Total current assets		**1,368,603**		1,174,277
Fixed Assets - Net		**141,475**		176,465
Note Receivable - Related Party		**450,000**		750,000
Deferred Income Taxes		**142,000**		147,000
	$	**2,102,078**	$	2,247,742
Liabilities and Stockholder's Equity				
Liabilities				
Accounts payable and accrued expenses	$	**7,956**	$	69,682
Accrued retirement liabilities		**383,182**		401,417
Income tax payable		**-**		127,871
Total liabilities		**391,138**		598,970
Commitments and Contingencies (Note 7)				
Stockholder's Equity				
Common stock, $0.00001 par value; 1,000,000 shares authorized and 5,000 shares issued and outstanding		**-**		-
Additional paid-in capital		**175,390**		175,390
Retained earnings		**1,535,550**		1,473,382
Total stockholder's equity		**1,710,940**		1,648,772
	$	**2,102,078**	$	2,247,742

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Nature of operations

Sorrento Associates, Inc. (the "Company"), a Delaware Corporation, is a fully disclosed broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc ("NASD"). The Company's primary operation is to manage various partnerships and its principal source of revenue is derived from management fees. See Note 2 for identification of the various partnerships managed by the Company.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers cash in demand deposit accounts and certificates of deposit purchased with an original maturity of three months or less to be cash equivalents.

Marketable security

The marketable security, deemed a trading security, consists of common stock and is valued at market value. The increase or decrease in unrealized gains and losses during the year are included in the statements of operations. The Company follows industry practice and records security transactions on the trade date. Realized gains and losses on securities transactions are accounted for on a specific identification basis.

As of December 31, 2007 and 2006, the Company held a marketable security with a cost basis of $64,975 and $64,975 and a market value of $41,132 and $46,556, respectively.

Investments in partnerships

The limited partnerships discussed in Note 2 record their investments at fair market value and the Company accounts for its ownership interest in these limited partnerships under the equity method. The limited partnership realized and unrealized gains and losses are included in the statements of operations under the caption "Equity in net losses of

Investments in partnerships, cont'd	investments in partnerships." The investments in partnerships balance includes the increase or decrease in the Company's share of the results of operations of the limited partnerships listed in Note 2.
Revenue recognition	Management fees and interest income are recorded as earned.
Fixed assets	Fixed assets include furnishings, fixtures, equipment, and automobiles, which are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally five to seven years). Leasehold improvements are amortized over the shorter of the useful life of the assets or the remaining lease term. Expenditures for maintenance and repairs are charged to expenses as incurred. The following summarizes the economic lives assumed by the Company.

Equipment	5 years
Furniture, fixtures, and vehicles	5 years
Leasehold improvements	5 years

Defined benefit plan	In September 2006 the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106, and 132(R).* This Statement requires companies to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit and pension and other postretirement benefit plans. The Statement requires prospective application. The recognition and disclosure requirements are effective for companies with fiscal years ending after June 15, 2007. Additionally, SFAS No. 158 requires companies to measure plan assets and obligations at their year-end balance sheet date. This requirement is effective for fiscal years ending after December 15, 2008. The Company adopted the provisions of SFAS No. 158 for the year ended December 31, 2007. See Note 6 for disclosures related to the adoption of SFAS No. 158.
Income taxes	Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount

Income taxes, cont'd	expected to be realized. Income tax expense is the combination of the tax payable for the year and the change during the year in deferred tax assets and liabilities.
Other income	Effective in July 2007 the NASD and the New York Stock Exchange member regulation functions consolidated to form a new Broker Dealer compliance organization called Financial Industry Regulatory Authority ("FINRA"). In order to facilitate the merger each NASD member organization was paid $35,000. This fee is included in revenues in 2007.
Concentration of credit risk	Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents with high credit quality financial institutions. From time to time, the Company's balances exceed Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.
New accounting standards	In September 2006 the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value and expends disclosures about fair value measurements. The Statement emphasizes that fair value is a market base measurement, not an entity specific measurement. It establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The notion of unobservable inputs is intended to allow for situations in which there is little, if any, market activity for the asset or liability at the measurement date. In those situations, the reporting entity need not undertake all possible effort to obtain information about market participant assumptions. However, the reporting entity must not ignore information about market participant assumptions that is reasonably available without undue cost and effort.

The Statement expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair

New accounting standards, cont'd

value and the effect of the measurements on earnings (or changes in net assets) for the period. This Statement encourages entities to combine the fair value information disclosed under other accounting pronouncements, including SFAS No. 107, *"Disclosures about Fair Value of Financial Instruments"*, where practicable. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management is in the process of determining the impact of adopting SFAS 157 on the Company's financial statements.

In February 2007 the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115.* SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning on or after November 15, 2007. Management is in the process of determining the impact of SFAS No. 159 on the Company's financial statements.

In December 2007 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51.* SFAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary. SFAS No. 160 also provides guidance on presentation of consolidated income. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Management has not yet determined the impact of adopting SFAS No. 160 on the Company's financial statements.

In December 2007 the FASB issued SFAS No. 141R, *Business Combinations.* This Statement replaces SFAS No. 141, and requires an acquirer in a business combination to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Management has not yet determined the impact of adopting SFAS No. 141R on the Company's financial statements.

2. Investments in Partnerships

Summary of investments

The Company has a general partner interest in Sorrento Equity Partners, L.P. ("SEP"), Sorrento Equity Partners II, L.P. ("SEPII"), Sorrento Equity Partners III, L.P. ("SEPIII"), and Sorrento Equity Partners I.V., L.P. ("SEPIV") (collectively referred to as "Sorrento Equity entities"). SEPII is the general partner of Sorrento Ventures IIB, L.P. ("SVIIB") and Sorrento Ventures IIC, L.P. ("SVIIC") and is a limited partner of Sorrento Equity Growth Partners I, L.P. ("SEGPI"), which is the general partner of Sorrento Growth Partners I, L.P. ("SGPI"). SEPIII is the general partner of Sorrento Ventures III, L.P. ("SVIII") and Sorrento Ventures CE, L.P. ("SVCE). SEPIV is the general partner of Sorrento Ventures IV, L.P. ("SVIV"). SVIIB, SVIIC, SGPI, SVIII, SVCE and SVIV (collectively, the "Partnerships") are limited partnerships, which invest in securities of companies located primarily in San Diego, California. These investment securities are generally deemed to be venture capital investments.

As ultimate general partner, the Company may be liable for the obligations of SVIIB, SVIIC, SVIII, SVCE, and SVIV to the extent that obligations exceed assets.

Profits and losses, and all cash, which the general partner does not expect to use for the operations of SVIIB, SVIIC, SVIII, SVCE and SVIV are generally allocated per the terms of the partnership agreements.

At December 31, 2007 and 2006, the Company, as general partner or ultimate general partner, is committed to make no additional capital contributions to the partnerships.

3. Income Taxes

As of December 31, 2007 and 2006, a current deferred tax asset of $5,000 and $30,000, respectively, had been recognized for the temporary differences related to accrued audit fees and unrealized loss on investments in partnership.

Non-current deferred tax assets of $142,000 and $147,000 at December 31, 2007 and 2006, respectively, had been recognized for the temporary difference related to financial statement depreciation in excess of depreciation recorded for income tax purposes, for capital loss carryovers, and for disqualified pension costs.

3. Income Taxes, Cont'd

At December 31, 2007 and 2006, there was no valuation allowance, as management estimates it is more likely than not that the benefits will be utilized in future years.

The income tax provision (benefit) consisted of the following for the years ended December 31:

	2007		
	Current	Deferred	Total
Federal	$ 4,178	$ 25,000	$ 29,178
State	6,316	5,000	11,316
	$ 10,494	$ 30,000	$ 40,494

	2006		
	Current	Deferred	Total
Federal	$ 213,598	$ (30,046)	$ 183,552
State	10,197	(18,700)	(8,503)
	$ 223,795	$ (48,746)	$ 175,049

4. Fixed Assets

Fixed assets consisted of the following:

December 31,	**2007**	2006
Automobiles	**$ 303,103**	$ 303,103
Office equipments	**180,192**	155,102
Lease improvements	**83,687**	83,687
Furniture and fixtures	**37,987**	37,987
	604,969	579,879
Less accumulated depreciation and amortization	**(463,494)**	(403,414)
	$ 141,475	$ 176,465

Depreciation and amortization expense was approximately $65,000 and $69,000 for 2007 and 2006, respectively.

5. Related Party Transactions

Certain limited partners of the venture partnerships as discussed in Note 2 are members of the partnerships' advisory boards. The partnerships have investments in entities whose boards of directors include individuals who are also limited partners of the partnerships.

On November 15, 2006, the Board of Directors approved the note receivable to the Company's sole shareholder totaling $750,000, which bears interest at 5% per annum. The note is secured and is due and payable on December 31, 2008. As of December 31, 2006, the outstanding principal balance was $750,000. During 2007 the Board of Directors approved a bonus to the Company's sole shareholder in the amount of $400,000. The net proceeds of $246,200 were applied to the outstanding balance of the note receivable.

Interest income related to this note receivable was approximately $38,000 and $32,000 for 2007 and 2006, respectively.

6. Employee Benefit Plans

Money purchase plan

The Company has a money purchase pension plan subject to vesting. Generally, employees must complete one year of service and attain 21 years of age to become eligible for the plan. Currently, the Company's annual contribution to the plan equals 6% of the annual base compensation of all participants, subject to a maximum contribution of $20,000 per participant, with allocations to each participant based on relative compensation levels. Benefits in the form of an annuity or lump-sum distribution are paid upon retirement at age 65 or thereafter, death, disability, or termination of employment.

Defined benefit plan

The Company adopted a defined benefit pension plan effective January 1, 2000. The benefit is based on the employee's highest three-year-average salary. Employees are eligible after one year of employment and having attained age 21. After two years of employment, employees become 20% vested and are fully vested after six years of employment. As discussed in Note 1, effective December 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS No.158. This Statement requires a company to recognize the funded status of the defined benefit pension and other postretirement plans as a net asset or liability on the balance sheet.

Defined benefit plan, cont'd

The Company's annual obligation is computed based upon actuarial calculations and is approximately $121,000 for 2008. As of December 31, 2007 and 2006, the accumulated benefit obligation was approximately $684,000 and $593,000, respectively. Net periodic pension cost recognized in 2007 and 2006 was $90,825 and $83,319, respectively.

The Company's defined benefit pension plan invests approximately 96% in equity securities and 4% in cash.

The following table sets forth the plan's obligations, funded status, and assumptions as prepared by the Plan's actuary:

Projected Benefit obligation, beginning of year	$ 638,395
Service cost	85,119
Interest cost	38,734
Actuarial (gain)/loss	(77,935)
Projected Benefit obligation, end of year	$ 684,313
Fair value of plan assets, beginning of year	$ 488,158
Actual return on plan assets	(3,201)
Employer contribution	120,657
Fair value of plan assets, end of year	$ 605,614
Funded status	$ (78,699)
Components of net periodic pension cost:	
Service cost	$ 85,119
Interest cost	38,734
Expected return on assets	(33,211)
Amortization of gain/loss	510
Amortization of prior service cost	(327)
Net periodic pension cost	$ 90,825
Weighted-average assumptions as of December 31, 2007:	
Used to determine benefit obligation:	
Discount rate	6%
Used to determine periodic benefit cost:	
Discount rate	6%
Expected long-term return benefit assets	8%

Nonqualified Deferred Compensation Plan (NQDC)

Effective January 1, 1998, the Company established a nonqualified deferred compensation plan (the "NQDC Plan"). Each qualified employee and qualified director may elect to defer the receipt of up to 15% of his or her compensation each year in 1% increments.

The NQDC Plan provides for investment elections as deemed appropriate by the NQDC Committee. Currently the Committee has elected to have all the funds invested in money market funds. The participants of the NQDC Plan could receive allocations to their account equal to the investment return of funds. The Company may make contributions in addition to the participant's own deferrals at its discretion to which the employee will vest 20% per year, after two full years of service, until fully vested. During 2000 the Company amended vesting for Company contributions made after June 30, 2000, as defined in the amendment. Payments of the participant's distributable or vested benefits are made upon termination, retirement, death, or disability. Benefits may be paid in the form of a lump sum or in equal annual installments over five, ten, or fifteen years, as elected by the participant.

The Company holds the NQDC Plan assets in a "Rabbi Trust." The NQDC Plan's assets, in the amount of $395,571 and $386,299, are included in cash and cash equivalents in the accompanying statements of financial condition at December 31, 2007 and 2006, respectively. The NQDC Plan's obligations, in the amounts $304,483 and $296,417, are included in accrued retirement liabilities in the accompanying statements of financial condition at December 31, 2007 and 2006, respectively. Earnings from the NQDC Plan's assets were $8,066 and $18,175 during 2007 and 2006, respectively. The assets in the Rabbi Trust are subject to the claim of the general creditors of the Company. The Company had no accrued employer contribution at December 31, 2007 and 2006.

7. Commitments

Operating leases

In March 2006 the Company amended the original lease agreement for office space resulting in a significant reduction of office space commencing July 1, 2006. Additionally, the lease term was extended until June 30, 2008. Rent expense related to this lease was approximately $219,000 and $254,000 for 2007 and 2006, respectively.

Operating leases, cont'd

Future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

Year Ending December 31,		
2008	$	102,678

Litigation

In the normal course of business, the Company is occasionally named as a defendant in various lawsuits. It is the opinion of management and of legal counsel that the outcome of any pending lawsuits will not materially affect the operations or the financial condition of the Company.

8. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital, both of which are defined terms, not to exceed 15 to 1. The Company's ratio at December 31, 2007 was 1.30 to 1. The basic concept of the rule is liquidity, with its objective being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2007, the Company had net capital of $299,368, which was $273,494 in excess of the amount required by the Securities and Exchange Commission.

9. Reserve Requirement for Brokers and Dealers in Securities

The Company is exempt from provisions of Rule 15c3-3 (per paragraph k(2)(i) of such rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting securities transactions on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

END